UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D  ☐Form N-SAR  ☐ Form N-CSR

For Period Ended: June 30, 2025

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Protagenic Therapeutics, Inc.
Full Name of Registrant

Atrinsic, Inc.
Former Name if Applicable

149 Fifth Ave, Suite 500
Address of Principal Executive Office (Street and Number)

New York, NY 10010
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Protagenic Therapeutics, Inc. (the “Company”) will not be able to file its Quarterly Report on Form 10-Q for the period ended June 30, 2025 by the prescribed due date without unreasonable effort or expense.

On August 8, 2025, the Board of Directors approved a restructuring plan to transition to a virtual operating model and exit or modify certain obligations. To ensure complete and accurate reporting, management is finalizing the related accounting and disclosures, including:

1.	Measuring and recording exit and disposal costs (e.g., severance and contract terminations) and determining the appropriate timing of recognition under applicable U.S. GAAP;

2.	Classifying and presenting restructuring charges and related operating expenses; and

3.	Updating “Subsequent Events,” “Liquidity and Capital Resources,” and related risk disclosures to reflect the plan and its expected cash flow impacts.

These procedures are being completed with Audit Committee oversight and consultation with the Company’s external advisors.

The Company expects to file the Form 10-Q on or before August 19, 2025, within the five-day extension permitted by Rule 12b-25. The Company does not anticipate reporting a significant change in results of operations for the quarter ended June 30, 2025 as compared to the corresponding period in the prior year.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Alexander Arrow	213	260-4342
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Protagenic Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

PROTAGENIC THERAPEUTICS, INC.

Date: August 14, 2025	By:	/s/ Alexander Arrow
	Name:	Alexander K. Arrow, MD
	Title:	Chief Financial Officer